FILED BY IMCO RECYCLING INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 1-7170

SUBJECT COMPANY: COMMONWEALTH INDUSTRIES, INC.

COMMISSION FILE NO.: 0-25642

Forward-Looking Statements

Certain statements set forth herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successfully integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, any increase in the cost of capital, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

On July 21, 2004 IMCO filed a Registration Statement on Form S-4 and IMCO and Commonwealth filed a joint proxy statement/prospectus, in addition to other relevant documents concerning the proposed merger transaction, with the SEC. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Employee Q&A Answers posted on the Corporate Intranet of IMCO Recycling Inc.

ANSWERS AT IMCO

Merger FAQ's

No.	Question	Via: Answerline/ toll-free	Date Received	Response	Date of Response	Date Posted on Answerline	Location

6	Is there or not an early retirement opt out package in the works for those employees who are age 50+. This would an excellent way to decrease employee numbers leaving fewer to be laid off. Is there anything like this in the works?	answerline	7/15/04	IMCO'S Retirement Plan (401k and Profit Sharing) provides full benefits at age 59.	7/19/04	7/28/04	Sapulpa

7

Under the following hypothetical assumptions:

(1) The corporate office is relocated to a different state.

(2) The employee's position is not being eliminated and IMCO offers to relocate the employee.

If the employee decides to not move and relocate, will the employee still be eligible for:

(1) Severance?

(2) Unemployment Insurance?

I guess the root of the confusion is if the employee decides to "not" relocate, would it be considered that the employee "quit" or that the employee was "terminate or laid off"?

		answerline	7/15/04	The location for the Corporate office is still under consideration as is a Retention Plan. As soon as these decisions are made they will be communicated to affected employees. Each of the Individual states make their own determinations and interpretations regarding unemployment compensation eligibility.	7/19/04	7/28/04	Irving

8	Does this mean we will have the Lewisport union?		07/15/04	IMCO does not believe an outside third party is necessary or advantageous to its employees.	7/19/04	7/28/04	Morgantown

ANSWERS AT IMCO

Merger FAQ's

No.	Question	Via: Answerline/ toll-free	Date Received	Response	Date of Response	Date Posted on Answerline	Location
8a	Will my pay be similar to Lewisport?		07/15/04	IMCO's wages are established to be competitive for the particular areas it conducts business.	7/19/04	7/28/04	Morgantown

8b	Does IMCO want the Lewisport union in Morgantown?		07/15/04	IMCO does not believe an outside third party is necessary or advantageous to its employees.	7/19/04	7/28/04	Morgantown

8c	Will our pay increases in the future be reduced to pay for the retires pension in Lewisport?		07/15/04	IMCO's wages are established to be competitive for the particular areas it conducts business.	7/19/04	7/28/04	Morgantown

9	What does this mean different for me and my family? Or is it business as usual?		07/15/04	Because the companies are complimentary in nature, the merger is not expected to create a great deal of employee change in plant operations.	7/19/04	7/28/04	Loudon